2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

Abalone Capital Ltd. increases holding of Swedish Depository Receipts in Lundin Mining
- Acquires 1,000,000 Swedish Depository Receipts

December 22 , 2005 (TSX: LUN; O -List Stockholmsbörsen: LUMI)

Abalone Capital Ltd. ("Abalone") h as informed Lundin Mining Corporation ("Lundin Mining" or "the Company") that it has increased its holding of Swedish Depository Receipts ("SDRs") in Lundin Mining through the acquisition of an additional 1,000,000 SDRs in Lundin Mining.

Abalone now holds 2,013,250 shares and SDRs in Lundin Mining. In addition, Ellegrove Capital Ltd. ("Ellegrove") currently holds 5,598,000 shares and SDRs in Lundin Mining; Lorito Holdings Ltd. ("Lorito") currently holds 420,000 SDRs in Lundin Mining; and Zebra Holdings and Investments Ltd. ("Zebra") currently holds 420,000 SDRs in Lundin Mining.

Abalone, Ellegrove, Lorito and Zebra are investment companies incorporated in Guernsey (Channel Islands) and in Barbados. They are wholly owned by a trust whose settlor is Mr. Adolf H. Lundin. Together, these four companies control 8,451,250 shares and SDRs in Lundin Mining, representing approximately 20.9% of the number of outstanding shares and SDRs of the company.

Lundin Mining is a Canadian mining and exploration company with a l focus in base metals. The main assets of the company are the Zinkgruvan mine, located about 200 kilometres southwest of Stockholm, Sweden and the Galmoy zinc/lead mine in Ireland. The Zinkgruvan mine has been producing zinc, lead and silver on a continuous basis since 1857 and has consistently ranked in the lowest cost quartile among zinc mines in the world. Approximately 720,000 tonnes of ore per year are mined and treated at Galmoy, resulting in production of about 80,000 tonnes of zinc in concentrates , 20,000 tonnes of lead in concentrates and a significant amount of silver. Lundin Mining also owns the Storliden zinc/copper mine in the Skellefte District of northern Sweden. In addition to the three mines, Lundin Mining holds exploration permits covering substantial areas in Sweden as well as in Ireland. Lundin Mining also holds about 19.9% of the shares of Union Resources - which controls 38% of the world-class zinc/lead deposit, Mehdiabad, in central Iran.

ON BEHALF OF THE BOARD

"Karl-Axel Waplan"
President and CEO

For further information, please contact:

Karl-Axel Waplan, President & CEO: +46 -705-10 42 39

Sophia Shane, Corporate Development: +1-604-689-7842

Robert Eriksson , Investor Relations : +46 -701-11 26 15